April 15, 2015

VIA EDGAR

Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Maxim Integrated Products, Inc.
Form 10-K for the Fiscal Year Ended June 28, 2014
Filed August 18, 2014
File No. 001-34192

Dear Mr. Vaughn:

This letter responds to the comments raised in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated March 17, 2015 (the “Comment Letter”), regarding the Staff’s review of (i) the above-referenced Annual Report on Form 10-K of Maxim Integrated Products, Inc. (“we” or the “Company”) and (ii) the Company’s prior response letter dated February 14, 2015. We have repeated the Staff’s comments below in italics and following each comment is our response thereto.

Form 10-K for the fiscal year ended June 28, 2014

Item 15. Exhibits and Financial Statement Schedules, page 37

Note 12 - Segment Information, page 64

1.
We note your response to prior comment 3. It appears that your sales, marketing, engineering, and administrative resources are centralized or in shared resource groups. In light of this, please address the following:

•	Explain why the company is organized in three operating segments,

•	Explain why management, and the chief operating decision maker in particular, runs the business in this way, and

•	Explain the benefits, from a management perspective, of having separate operating segments with separate segment managers.

Response:

The Company is organized to provide solutions for our end customers who are in diversified end markets. Based on this, the Company is organized into three operating segments; Mobility Solutions Group, Industrial and Medical Solutions Group and Communications and Automotive Solutions Group (collectively the “Solutions Groups”). Even though we have overlapping customers among the Solutions Groups, our largest customers are multinational companies with various product offerings in these markets. The main reason for organizing as Solutions Groups is to understand customer’s requirements and make decisions faster and more effectively to offer system solutions that meet particular customer’s needs. Our CEO is the Chief Operating Decision Maker (CODM) and has the ultimate decision-making authority on resource allocation; segment managers make certain day-to-day operating decisions and make recommendations to our CODM on key decisions such as new product investments.

2.
We note your disclosures on page 65 that you periodically reorganize your operating segments based upon changes in customers, end-markets or products, acquisitions, long-term growth strategies, and the experience and bandwidth of the senior executives in charge. In light of your conclusion that the operating segments are similar, explain to us in greater detail why you reorganize your operating segments. Explain to us the circumstances that prompt consideration of a change to your operating segments.

Response:
The Company’s operating segment structure of three Solution Groups has remained consistent for the last three fiscal years. The changes referred to in the comment above relate primarily to minor product line reallocations among the operating segments. For example, MEMS technology (formerly our Sensing Solution reporting unit) was part of the Mobility Solutions Group but was serving customers for both the Mobility and the Communication & Automotive Solutions Groups. In the second quarter of fiscal 2015, in connection with the Company’s decision to exit the mobility MEMS business, the Company decided to move the MEMS technology organization from the Mobility Solutions Group to the Communications & Automotive Solutions Group to better align with the customers and market needs for that business.

3.
Tell us what resource allocation and performance assessment decisions the chief operating decision maker makes and explain how he uses the operating segment specific information to make those decisions.

Response:
The main decision our Chief Operating Decision Maker (CODM) makes is to determine the manner in which to allocate research and development resources, primarily headcount, across end markets, and that the overall investments are consistent with the Company’s stated financial objectives. In addition, on a quarterly basis, the CODM reviews the overall financial performance of the three Solution Groups including revenue, gross margin and operating margin.

4.
You state in your response that there is overlap of customers across your operating segments. Please expand to discuss the extent of the customer overlap among your operating segments. Provide the portion of revenue in each operating segment that is attributable to overlapping customers.

Response:
The Company has a diverse customer base with over 10,000 customers. For our top fifty customers, which amounts to 65% of total revenue for our fiscal year ended June 30, 2014, forty six of these customers are overlapping between the operating segments. The table below shows portion of revenue in each operating segment that is attributable to overlapping customers.
For top 50 customers (65% of total revenue)

Overlapping Customer Revenue %
Industrial & Medical Solutions Group	100%
Comms & Automotive Solutions Group	90%
Mobility Solutions Group	98%

5.
We note from your response that over 60% of operating expenses are allocated across your three operating segments and are not necessarily reflective of the direct usage by the Solutions Groups. Please address the following:

•	Explain the nature of the remaining non-allocated expenses;

•	Explain how these expenses vary by operating segment; and

•	Explain what drives these expenses and how, if at all, these drivers are different for each operating segment.
Response:
The percent of expenses that are allocated vary from year to year based on investment decisions made for different functional areas, such as research & development, sales & marketing, finance, legal, human resources and other areas. Allocated expenses for fiscal year 2014 were 53%. This number has ranged from 59% to 53% during the last four fiscal years.

Expenses that are directly attributable to each operating segment (and thus non-allocated) are primarily research & development and direct marketing expense, such as integrated circuits design engineering and test engineering development. The nature of these expenses are salaries, expenses related to employee benefits, and expenses related to pre-production manufacturing, such as masks and the development of programs to test functionality of integrated circuits. Even though some of the building blocks developed in each of the operating segments are shared among the operating segments, the Company does not allocate these expenses.

The drivers of these non-allocated expenses include the number of new products under development, product complexity, requirements from customers and pre-production costs.

The nature of expenses and drivers of expenses are very similar across the operating segments. For fiscal year 2014, the percent of non-allocated or direct expenses by Solution Groups are similar and listed below.

Non Allocated Expenses (FY14)
Industrial & Medical Solutions Group	43%
Comms & Automotive Solutions Group	50%
Mobility Solutions Group	49%

6.	You state in your response that the factors that impact gross margins are similar for all three of your operating segments. These factors include intellectual property content, product differentiation, time to market, stage of the product within the product life cycle, competitive environment, cost and complexity of the manufacturing process, and changes to the mix of products and product lines. Please explain to us the extent to which each of the cited factors affects each of the operating segments and explain how you concluded that these factors are expected to continue to be similar in future periods. Also please confirm that the status of each of these factors for each operating segment is similar and expected to continue to be similar.
Response:
Of the listed items, intellectual property content and product differentiation have the highest impact on gross margins. This is because these factors enable a sustainable competitive advantage by providing intellectual property that customers value and is not readily available from competitors. In a technology business such as semiconductors, innovation as evidenced by intellectual property and product differentiation is a critical factor across all markets. This is expected to continue similarly in the future across all of our operating segments based on the pace of innovation in end products such as IOT (Internet of Things) including wearables, automotive, energy management, and communications.

Competitive environment has the next highest impact on gross margins as the number of suppliers who can provide similar technology affects a company’s pricing power. This is a generally accepted factor impacting profitability for all businesses, not just semiconductors, and is expected to continue as such in the future.

Time to market impacts gross margin as our ability to enable our customers to get their end product to market faster creates value for them which we can share through higher pricing. While this is more important for mobility products, our experience is being first to market with a product favorably impacts gross margin across all of our operating segments.

Where a product is in its life cycle also impacts gross margin. Generally selling prices are at their highest during product introduction and decline over time. Manufacturing costs also generally decline as volumes increase and yields improve, but normally flatten out as the manufacturing process stabilizes. Such pricing and cost trends occur in all of our operating segments.

Finally, the complexities of the manufacturing process and the product mix have the least impact on gross margin. Semiconductors are manufactured using a common process shared across all businesses, including the use of third party manufacturing suppliers by multiple competitors. Thus it is more difficult to differentiate from competitors based on manufacturing costs. Product mix is less impactful due the thousands of products we sell which on average have similar gross margins.

The analog-mixed signal market is a mature and competitive market, and these factors have not changed materially over time. Therefore, the Company believes these factors are expected to continue to be similar for each of our operating segments in the future periods.

7.	Provide us with historical and projected information for the following. As applicable, include an explanation of any differences in trends or margins:

•	Revenue,

•	Operating margin,

•	Measure of segment profitability, if different from gross margin

•	Other financial measures used by the CODM to allocate resources and assess performance, and

•	Financial measures for which segment managers are held accountable.
Response:
We are separately providing to the Staff information regarding Revenue, Operating Margin and measure of segment profitability (Gross Margin). The Company is providing this report separately as supplement submission pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”). Under separate cover provided by the Company’s counsel, Weil, Gotshal & Mangers LLP, the Company has requested that the materials be promptly destroyed or otherwise returned to it following completion of the Staff’s review in accordance with Rule 12b-4 and has requested confidential treatment of those materials pursuant to 17 C.F.R. §200.83.

Segment managers are held accountable for a holistic view of performance that includes financial and non-financial measures. Financial measures include performance of the operating segment relative to committed revenue growth, gross margin and operating margin established during the annual planning process for the applicable fiscal year. Non-financial measures are qualitative in nature, such as, demonstrated leadership, corporate citizenship and collaboration.

* * * *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact me at (408) 601-5294 with any follow-up questions you may have.

Sincerely,

MAXIM INTEGRATED PRODUCTS, INC.

/s/	Bruce E. Kiddoo
By:	Bruce E. Kiddoo
Senior Vice President and Chief Financial Officer

cc:	Dave Caron
Vice President and Chief Accounting Officer
Maxim Integrated Products, Inc.

Mark Casper
Vice President, Legal
Maxim Integrated Products, Inc.

Edwin B. Medlin, Esq.
Vice President and General Counsel
Maxim Integrated Products, Inc.

Craig W. Adas, Esq.
Weil, Gotshal & Manges LLP